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                                                                 Exhibit 99.9(e)


                               THE BENCHMARK FUNDS

                      Amendment to Administration Agreement

     Amendment made this 1st day of August, 1992 to the Administration Agreement dated June 8, 1992 between the Benchmark Funds, a Massachusetts business trust (the "Trust"), and Goldman, Sachs & Co., a New York limited partnership (the "Administration").

1. Paragraph 4(c) of the Agreement is hereby deleted in its entirety and replaced by the following paragraph:

     (c) With respect to the Diversified Assets Portfolio, Government Portfolio, Government Select Portfolio, Tax-Exempt Portfolio, California Municipal Portfolio and Short Duration Portfolio, if, in any fiscal year, the sum of a Portfolio's expenses (including the fee payable pursuant to paragraph 5 hereof, but excluding the investment advisory fee payable to Northern pursuant to its agreement with the Trust referred to in paragraph 2 hereof and taxes, interest, brokerage commissions relating to the purchase or sale of Portfolio securities, and extraordinary expenses such as for litigation) exceeds on an annualized basis .10% of 1% of such Portfolio's average net assets for such fiscal year, the Ad- ministrator will reimburse such Portfolio for the amount of such excess in accordance with the following timetable. Expense reimbursements, if any, will be calculated and paid monthly. The amount of the reimbursement paid by the Administrator to each Portfolio will be computed as of the end of each month by (1) determining the difference between the Portfolio's estimated annualized expense ratio and the above percentage limitation; (2) multiplying this percentage by the Portfolio's average net asset value for such month to obtain the cumulative dollar amount of such excess; and (3) subtracting from the cumulative dollar amount of such excess the cumulative amount of reimbursements made to such Portfolio by the Administrator since the beginning of the fiscal year. A positive remainder represents the amount to be paid by the Administrator to the Portfolio; a negative remainder represents the amount to be paid by the Portfolio to the Administrator.

2. This Amendment will, subject to approval by the Trustees of the Trust as set forth in paragraph 10 of the Agreement, become effective as of August 1, 1992.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

ATTEST:                                              THE BENCHMARK FUNDS

/s/ Michael Richman                            By:   /s/ Scott Gilman


ATTEST:                                              GOLDMAN, SACHS & CO.

/s/ Michael Richman                            By:   /s/ Stephen Hopkins